Adorbs Inc.

234 E. Beech St.

Long Beach, NY 11561

December 9, 2021

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, Dc. 20549

Andi Carpenter

Anne McConnell

Re: Adorbs Inc.

Form 10-K for the Fiscal Year Ended December 31, 2020

Forms 10-Q for Fiscal Quarters Ended

March 31, 2021, June 30, 2021, and September 30, 2021

File No. 000-56213

Dear All:

We are filing Amendment No. 1 to Form 10-K in response to your recent review letter addressed to David Lazar, Chief Executive Officer of Adorbs Inc (the “Company”), dated December 6, 2021 (the “SEC Letter”). This response letter, along with the amended Form 10-K/A, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Amendment No.2 to Registration Statement on Form 10

Form 10-K for the Fiscal Year Ended December 31, 2020

Report of Independent Registered Public Accounting Firm, page F-2

1. Please note that a report of an Independent Registered Public Accounting Firm must opine on all years of the annual financial statements required to be included in the filing. Please amend your Form 10-K and have your auditor revise their report to also opine on your financial statements as of and for the fiscal year ended December 31, 2019, as well as of and for the fiscal year ended December 31, 2020.

A revised report to include the fiscal year ended December 31, 2019, has been inserted into Form 10-K/A

Form 10-Qs for the periods ended September 30, 2021, June 30, 2021, and March 31, 2021

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 11

2. Please ensure all future quarterly filings provide management's conclusion as to whether “Disclosure Controls and Procedures” were effective or not effective as of the end of the period covered by the report as required by Item 307 of Regulation S-K

We will address whether Disclosure Controls and Procedures are effective, or not, in all future quarterly filings.

Very truly yours,

/s/ David Lazar, Chief Executive Officer